Berylline Corporation
A Michigan Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2017 and 2016

Berylline Corporation

TABLE OF CONTENTS



To the Board of Directors of
Berylline Corporation
Rochester, Michigan

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Berylline Corporation (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 11, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Berylline Corporation
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,396	$ 1,433
Prepaid expenses	2,025	2,895
Total Current Assets	3,421	4,328
Property and equipment, net	1,154	1,783
TOTAL ASSETS	$ 4,575	$ 6,111
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable and accrued expenses	$ -	$ -
Accrued interest	12,836	6,636
Note payable	40,000	40,000
Total Current Liabilities	52,836	46,636
Non-Current Liabilities:		
Notes payable - related party	7,100	-
Convertible note payable - related party	24,000	24,000
Total Non-Current Liabilities	31,100	24,000
Total Liabilities	83,936	70,636
Stockholders' Equity (Deficit):		
Common stock, no par value, 1,201,765 shares authorized, 1,201,765 shares issued and outstanding as of December 31, 2017 and 2016, respectively.	-	-
Additional paid-in capital	231,554	231,554
Accumulated deficit	(310,915)	(296,079)
Total Stockholders' Equity (Deficit)	(79,361)	(64,525)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 4,575	$ 6,111

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Berylline Corporation
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Sales, net	$ -	$ -
Operating Expenses:		
General & administrative	5,597	9,135
Sales & marketing	200	4,888
Depreciation expense	629	629
Research & development	2,210	8,024
Total Operating Expenses	8,636	22,676
Loss from operations	(8,636)	(22,676)
Other Expenses:		
Interest expense	(6,200)	(5,796)
Total Other Expenses	(6,200)	(5,796)
Income Before Income Tax	(14,836)	(28,472)
Provision for (Benefit from) Income Tax	-	-
Net Loss	$ (14,836)	$ (28,472)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Berylline Corporation
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Balance at January 1, 2016	1,201,765	$ -	$ 231,554	$ (267,607)	$ (36,053)
Net loss	-	-	-	(28,472)	(28,472)
Balance at December 31, 2016	1,201,765	-	231,554	(296,079)	(64,525)
Net loss	-	-	-	(14,836)	(14,836)
Balance at December 31, 2017	1,201,765	$ -	$ 231,554	$ (310,915)	$ (79,361)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Berylline Corporation
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows from Operating Activities		
Net Loss	$ (14,836)	$ (28,472)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	629	629
Changes in operating assets and liabilities:		
Decrease/(increase) in prepaid expenses	870	(882)
(Decrease) in unearned revenue	-	(100)
Increase in accrued interest	6,200	5,796
Net Cash Used in Operating Activities	(7,137)	(23,029)
Cash Flows from Investing Activities		
Net Cash Used in Investing Activities	-	-
Cash Flows from Financing Activities		
Proceeds from short-term notes payable	7,100	-
Net Cash Provided by Financing Activities	7,100	-
Net Change In Cash	(37)	(23,029)
Cash at Beginning of Period	1,433	24,462
Cash at End of Period	$ 1,396	$ 1,433
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Berylline Corporation (the "Company") was initially organized as a limited liability company (Berylline LLC) on April 11, 2011 and was then converted to a corporation on July 15, 2013, under the laws of Michigan. The Company was formed with the purpose of designing and manufacturing 3-wheeled hybrid motor scooters for dealer distribution.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017, and 2016, the Company's cash balances did not exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. There is currently one capitalized asset with a useful life of 5 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable, and writes the assets down as necessary. Depreciation charges on property and equipment were $629 for the years ended December 31, 2017 and 2016. The Company's property and equipment consisted of the following as of December 31, 2017 and 2016:

	2017	**2016**
Vehicle trailer	$ 3,147	$ 3,147
Less: accumulated depreciation	(1,993)	(1,364)
Property and equipment, net	$ 1,154	$ 1,783

Sales & Marketing

Sales and marketing costs are expensed as incurred. Total expenses related to sales and marketing were $200 and $4,888 for the years ended December 31, 2017 and 2016, respectively.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $2,210 and $8,024 for the years ended December 31, 2017 and 2016, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $131,567 and $117,850 as of December 31, 2017 and 2016, respectively. The Company pays Federal and Michigan income taxes and has used an effective blended rate of 38% to derive net tax assets of $101,110 and $100,067 as of December 31, 2017 and 2016, respectively, resulting from its net operating loss carryforwards, prototype costs that were capitalized for tax purposes but expensed for GAAP reporting, and other temporary book to tax differences from tax basis to GAAP basis.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2033, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits, has sustained net losses of $14,836 and $28,472 during the years ended December 31, 2017 and 2016, respectively, has an accumulated deficit of $310,915 and $296,079 as of December 31, 2017 and 2016, respectively, has current liabilities in excess of current assets by $49,415 as of December 31, 2017, and has limited available liquid assets as of December 31, 2017 with just $1,396 of cash available.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

Upon incorporation, the Company authorized 1,000,000 shares of common stock with no par value. The Company amended the articles of incorporation on July 22, 2015 to authorize a total of 1,201,765 shares of common stock with no par value. The Company has 1,201,765 shares of common stock issued and outstanding as of each December 31, 2017 and 2016. All issued and outstanding shares are fully vested as of December 31, 2017 and 2016.

See Note 7 regarding other potentially equity effecting arrangements outstanding, including dilution protections extended to a 10% shareholder.

NOTE 5: RELATED PARTY TRANSACTIONS

Notes Payable – Related Party

On December 30, 2017, the Company signed promissory notes to related party shareholders for cash consideration received, totaling $7,100. Each note bears interest of 6% per annum, and requires payment of accrued interest annually beginning on January 1, 2019, and continuing on the 1st day of each consecutive year thereafter until the note is paid in full. Each note matures on January 1, 2020. Principal and accrued interest is required to be paid in full upon maturity, unless both the lender and the Company agree to extend the term of the note. The Company is permitted to pay all or any part of the principal and accrued interest at any time.

The Company had notes payable to related parties of $7,100 and $0 as of December 31, 2017 and 2016, respectively, and accrued interest of $0 as of December 31, 2017 and 2016, related to the notes. There was no interest expense related to the notes for the years ended December 31, 2017 and December 31, 2016.

Berylline Corporation
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

Convertible Note Payable – Related Party

On January 9, 2015, the Company entered into a convertible promissory note agreement with Clear Springs Properties, LLC ("Holder"), a company owned and operated by two shareholders of the Company. The principal amount of the note is $50,000; however, only $24,000 has been received by the Company and $26,000 of the borrowing remains undistributed. The note bears interest of 6% per annum and requires payment of accrued interest quarterly beginning on April 9, 2015 and continuing on the 9th day of each calendar quarter thereafter until the note is paid in full. The Company did not make the required quarterly payments of accrued interest during the years ended December 31, 2017 or 2016, and therefore is in default on the note terms. The note matures on January 9, 2018. Outstanding principal and accrued interest is required to be paid in full upon maturity, or at the Holder's election in the event of a qualified financing or sale of the Company prior to the maturity date. The note is secured against all assets and property of the Company.

At the election of the Holder, the principal and accrued but unpaid interest on the note is convertible to common stock of the Company at the greater of $1.50 per share or the per share price paid by investors in the event of a qualified financing event prior to the maturity date. If no qualified financing occurs, and the Holder elects at least 5 days prior to the maturity date, principal and accrued interest can be converted to common stock of the Company at $1.50 per share. In the event of a sale of the Company prior to repayment or conversion of the note, the Holder has the option to convert the principal and accrued interest to common stock of the Company at $1.50 per share. The Company analyzed the convertible note agreements for beneficial conversion features and concluded that the conversion terms do not constitute beneficial conversion features. Accordingly, no beneficial conversion feature discounts have been booked on these convertible notes payable.

The convertible note to related party balance was $24,000 as of each December 31, 2017 and 2016, and the accrued interest balances related to the note were $3,640 and $2,240 as of December 31, 2017 and 2016, respectively. Interest expense on the convertible note to related party was $1,400 for each of the years ended December 31, 2017 and 2016. No principal payments were made and no conversions of principal and accrued interest to common stock of the Company occurred as of December 31, 2017.

NOTE 6: NOTE PAYABLE

On August 6, 2013, the Company entered into a subordinated promissory note agreement with Ann Arbor SPARK, a Michigan nonprofit corporation. The principal amount of the note is $40,000. The note bears interest of 12% per annum and requires payment of accrued interest quarterly beginning on August 6, 2014 until the note is paid in full. The note initially matured on August 6, 2015; however, on May 7, 2015, the maturity date was extended to August 6, 2016. Principal and accrued interest is required to be paid in full upon maturity. The Company did not make the required quarterly payments of accrued interest during the years ended December 31, 2017 or 2016, did not repay all principal and interest in full upon maturity, and therefore is in default on the note terms. Principal and accrued interest is also required to be paid in full if there is a change of control of the Company, if equity financing of greater than $1,000,000 is received, or on the date on which additional investment in the Company is first approved by the Michigan Pre-Seed Capital Fund, whichever occurs first.

The note is subordinate to all other Company indebtedness, defined as the principal and interest on and fees and other amounts payable with respect to all debt or obligations of the Company for borrowed money.

The note payable balance was $40,000 as of each December 31, 2017 and 2016, and the accrued interest balances related to the note were $9,196 and $4,396 as of December 31, 2017 and 2016, respectively. Interest expense on the note payable was $4,800 and $4,396 for the years ended December 31, 2017 and 2016, respectively. No principal payments have been made on the note as of December 31, 2017.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Wanhu Agreement

On December 9, 2012, the Company entered into an agreement with Wanhu Electromechanical Co., Ltd. (Wanhoo), wherein Wanhoo invested $100,000 at phase 1 development in exchange for a 10% company share. Shares will be diluted along with other shares in the event of new investors. Per the agreement, Wanhoo is entitled to a 10% share of the Company's profit or loss, is guaranteed access to the Company's hybrid technology, and in general, is named the exclusive technology transferring party in China. As part of the agreement, the Company and Wanhoo are each committed to contributing $250,000 for phase 2 work, which is defined as work subsequent to the beginning of the design of the production model. As of December 31, 2017, phase 2 development has not yet begun.

Business Advisor Agreement

On October 24, 2015, the Company entered into a business advisor agreement. The business advisor assists the Company in preparing the funding package and offering document, and in other funding related tasks as deemed needed. In exchange, the Company awarded the business advisor 25,000 shares of the Company's common stock and reserved an additional 25,000 shares of common stock to be allocated upon the securing of funding of $2,000,000. Shares will be diluted along with other shares in the event of new investors. As of December 31, 2017, the condition to secure funding of $2,000,000 had not been met by the business advisor.

Business Partner Agreement

On June 1, 2015, the Company entered into a business partner agreement to recruit a lead engineer and director for hybrid technologies. In exchange for providing such services defined in the agreement, the Company is committed to compensating the lead engineer at $35 per hour plus 30 shares of the Company's common stock per hour up to a maximum of $10,000 cash. After the cash maximum is reached, the lead engineer will be compensated at 65 shares of common stock, and will be provided with a sign-on incentive of 20,000 shares of common stock after completing 400 hours of work. The total number of shares of the Company's common stock committed under this agreement is 50,000. Shares will be diluted along with other shares in the event of new investors. As of December 31, 2017, services have not been provided to the Company by the lead engineer, and no shares have been awarded under the agreement.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In June 2014, the FASB issued Accounting Standards Update 2014-12, "Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments when the terms of an award provide that a performance target could be achieved after the requisite service period," ("ASU 2014-12"). Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this ASU did not have any impact on the Company's financial position, liquidity, or results of operations.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the FASB issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. The Company is in the process of evaluating this guidance.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Amended Articles of Incorporation

On March 20, 2018, the Company filed an amendment to the articles of incorporation, increasing the authorized common stock to 1,681,093 shares of common stock.

Management's Evaluation

Management has evaluated subsequent events through April 11, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.